Bloom HoldCo LLC

1000 Brickell Avenue, Suite 715

Miami, FL 33131

VIA EDGAR

December 8, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Kate Tillan, Michelle Miller, Sandra Hunter Berkheimer and David Lin

Re:	Bloom HoldCo LLC Registration Statement on Form 10-12G Filed June 5, 2023 Amendment No. 4 to Registration Statement on Form 10-12G Filed October 5, 2023 File No. 000-56556

Ladies and Gentlemen:

Set forth below are the responses of Bloom HoldCo LLC (the “Company,” “we,” “us,” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), by letter dated October 17, 2023, with respect to the Company’s Registration Statement on Form 10-12G, File No. 000-56556, submitted to the Commission on June 5, 2023 (the “Registration Statement”), and Amendment No. 4 to the Registration Statement, submitted to the Commission on October 5, 2023 (“Amendment No. 4”).

Concurrently with the submission of this letter, we are filing Amendment No. 5 to the Registration Statement (“Amendment No. 5”).

For reference purposes, the comments contained in the Staff’s letter dated October 17, 2023 are reproduced below in italics and the corresponding responses are shown below the comments. All references to page numbers and captions correspond to Amendment No. 5 to the Registration Statement, unless otherwise specified herein.

Amendment No. 4 to Registration Statement on Form 10-12G

General

1.	We note your response to comment 1 and your related revisions on pages 1 and 29. Please address the following points in your next amendment and response letter, as applicable:

●	Expand your disclosure in the forepart of the filing to clarify the potential impact on token holders attendant to your ability to amend the uses of BLT tokens and the rights of BLT token holders at any time without the consent of BLT token holders, including without limitation, that such “potential changes can have an adverse impact on an investment in a BLT,” as disclosed on page 29;

●	We note your disclosure that, “If we make any amendments to the Terms and Conditions, we will publish a notice, together with the updated Terms and conditions on our website and we will change the ‘Last Updated’ date at the top of the Terms and Conditions.” With a view towards revised disclosure, please advise whether any such notice will specifically identify any amendments to the Terms and Conditions (e.g., include a blackline copy showing changes to the Terms and Conditions, etc.); and

●	Please also confirm that the company understands that any such changes could have implications under the federal securities laws and that the company intends to conduct any such changes consistent with the requirements of the federal securities laws, as previously requested.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 1 and 29 of Amendment No. 5. The Company confirms that it will include a summary describing the changes to the Terms and Conditions and identifying the section references of the changes when publishing a notice of its updated Terms and Conditions on the Company’s website. The Company confirms the understanding that any such changes could have implications under the federal securities laws and the Company intends to follow the requirements of the federal securities laws (including, without limitation, the Securities and Exchange Act of 1934, as amended).

Consolidated Financial Statements

Consolidated Balance Sheets, page F-5

2.	We acknowledge your response to comment 13 in your response letter dated August 15, 2023. Please note that we continue to evaluate your response.

RESPONSE: The Company respectfully acknowledges the Staff’s note.

Note 2. Basis of Presentation, Summary of Significant Accounting Policies, and Recent Accounting Pronouncements

Token Sale Liability, page F-13

3.	The revised disclosures provided in response to comment 7 did not provide the information requested. Please revise to include the following previously requested information:

●	Timeline for claims to be settled. Your Form 10 automatically became effective 60 days after your initial filing on June 5, 2023. Disclose, if true, that the deadline for BLT Claimants to file a claim will be no later than February 4, 2024, and the settlement of payments to BLT Claimants will be no later than May 4, 2024.

●	Any continuing rights of BLT token holders and/or BLT Claimants after the claim deadline.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages F-13 and F-14.

Note 7. Income Tax, page F-19

4.	We acknowledge your response to comment 9. Please respond to the following:

●	Add disclosure to state, if true, that the amounts presented in the last table on page F-19 are in thousands.

●	We note that you had a loss before taxes of $5.1 million for the nine months ended June 30, 2023 and no revenues. Further, if the gain on sale/exchange of digital assets of $16.4 million in 2021 and $5.0 million in 2022 are excluded, it appears that you would have had losses in those years and be in a three-year cumulative loss position as of December 31, 2023. Tell us whether you expect to incur a loss for fiscal 2023.

●	As of September 30, 2022, you have digital assets of $0.611 million and cash of $10.2 million and your token sale liability is $32.3 million. Tell us how you considered your current financial position in your analysis of the need for a valuation allowance for deferred tax assets. Refer to ASC 740-10-30-17.

●	While your response refers to both positive and negative factors considered, you did not provide how you weighted those factors. ASC 740-10-30-23 states that the weight given to the potential effect of negative and positive evidence shall be commensurate with the extent to which it can be objectively verified. Therefore, your historical losses which are objectively verified carry more weight than your projections of future income, which are not typically objectively verifiable. Tell us how you considered the weighting in your analysis and the basis thereof.

●	You told us that you had an expectation of future profitability based on the opportunities currently showing in your pipeline of customers. Tell us the extent to which this expectation includes existing contracts or firm sales backlog that will produce more than enough taxable income to realize the deferred tax assets based on existing sales prices and cost structures. Refer to ASC 740-10-30-22.

●	Provide us an analysis of your projected future tax or GAAP income and a schedule detailing the amounts and years you expect to realize the benefits from your deferred tax assets. As part of your analysis, identify the most significant inputs and assumptions, provide a qualitative and quantitative discussion of the inputs and assumptions to allow us to fully understand your projections, provide specific evidence which supports the inputs and assumptions, and provide a sensitivity analysis using reasonably likely alternatives for key assumptions.

●	The audit opinion includes a going concern uncertainty and management concluded that substantial doubt exists regarding your ability to continue as a going concern. That conclusion also constitutes significant negative evidence. Tell us how you considered this under ASC 740-10-30-17.

●	As requested, enhance your disclosures to provide a more specific and comprehensive analysis of your assessment of the realizability of your deferred tax assets for the periods presented. Your analysis should include consideration of the items above and prior comment 9.

GENERAL RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages F-19 and F-20. The Company expects to incur a loss for the 2023 fiscal year (before factoring in taxable gain from the sale of ETH, if any).

RESPONSE TO STAFF BULLET #3: In analyzing the need for a valuation allowance, the Company considered its past operations, and the future realizations of its assets and liabilities. Since 2018, Bloom’s management has focused on addressing the compliance challenges arising from the token sale, which has absorbed significant attention of the Company’s management and required substantial expenditures and expenses. As required by ASC 740-10-30-17, Bloom must give special attention to predicting the outcome of its shift in focus from the legal and compliance needs arising from the token sale, which it regards as an aberration and a one-time occurrence, to developing new enterprise business opportunities.

While Bloom has realized losses in past years, the significance and relevance of Bloom’s past experience is limited because, in the past, Bloom was focused on the Bloom token sale and addressing legal and compliance challenges. Based on the current volume of token sale claims and the pace of its SEC review, Bloom believes it will be able to retain sufficient assets to maintain its operations and implement its new business strategy for the indefinite future.

In the future, Bloom expects to devote substantially less attention to legal and compliance efforts and instead expects to shift its focus back to large scale enterprise and government projects. Based on its success with one prestigious international consulting contract, and on confidential discussions with potential customers that have stalled in part due to Bloom’s regulatory overhang with the SEC, the Company believes that, more likely than not, it will generate new sources of revenue and customers starting in its 2024 fiscal year. Business Development efforts have resulted in multiple conversations about beginning revenue generating work with third party customers early in 2024. Therefore, in line with ASC 740-10-30-17, the management believes that its recent historical operations and experience are less relevant to projecting future revenue and income for the Company.

Bloom also has substantial unrealized taxable gain that it would realize upon the sale of its ETH. It estimates the total taxable gain to be approximately $6 million based on the price of ETH as of 9/30/2022 and approximately $11.5 million based on the prices of ETH on 11/29/2023. Although Bloom has no current plans to sell all of its ETH holdings, it may be required to do so to satisfy claims from the BLT token sale or to cover other expenses.

RESPONSE TO STAFF BULLET #4: ASC 740-10-30-23 requires giving greater weight to evidence that can be objectively verified. This includes the taxable gain that would be generated when the Company sells its digital assets, consisting of approximately 7,872 ETH. Based on prices as of 9/30/2022, the Company estimates the sale of its ETH would realize approximately $6 million in taxable gain, while at current prices Bloom estimates its total taxable gain to be approximately $11.5 million, more than enough for Bloom to realize all of its deferred tax assets.

ASC 740-10-30-17 requires special attention when there has been a significant, recent change in circumstances. Here, the Company expects to reduce legal and compliance efforts and expenses related to the token sale and shift its focus to generating new business contracts and customers. Based on its success with a large international customer, a successful contract that the company achieved even amid an uncertain compliance position, and new interest in the Company’s offerings, the Company expects to be able to continue its record of success and generate new customers and business opportunities starting in the 2024 fiscal year. Therefore, while we provide significant weight to objectively verifiable past evidence, we also modified our weighing of that past evidence because the Company expects to shift its focus and reduce legal and compliance expenses going forward.

RESPONSE TO STAFF’S BULLET #5: The Company has had confidential discussions with potential customers but Bloom’s expectation of future profitability is not based on existing contracts or sales backlogs. Instead, Bloom’s expectations are based on significant past success with a major customer and current interest from similar types of customers. In line with the guidance from ASC 740-10-30-22, management believes that the past losses reflect an aberration because of the significant legal and compliance expenditures attributable to the token sale and because discussions with new customers have stalled in the past due to Bloom’s uncertain legal and compliance status.

RESPONSE TO STAFF BULLET #6: As a relatively new company with relatively few employees that has been focused on compliance efforts over the past several years, Bloom has no financial model projecting future expected revenue. However, following the resolution of claims related to the token sale, Bloom expects its annual expenses to be approximately $4.5 million to $6.5 million per year. Bloom’s monthly expenses are already beginning to decline, having reduced over $1.5 million in the past Fiscal Year. Bloom expects annual profit of approximately $1.7 million beginning in its 2025 fiscal year.

RESPONSE TO STAFF BULLET #7: As discussed above, based on its past success, and its belief that potential customers will no longer terminate discussions following the completion of the Staff’s review of the Company’s Registration Statement, the management believes that, once it is able to shift its focus from the token offering to generating new business, it is more likely than not that Bloom will generate new customers. However, because Bloom is not yet finished with the Staff’s review of the Company’s Registration Statement and because its new business strategy may not be successful, Bloom has acknowledged that its viability as a going concern is under question. While Bloom believes, more likely than not, that it will continue to operate as a going concern, the management acknowledges there is no guarantee that Bloom will successfully shift its focus from the token sale to successfully entering into enterprise contracts with new customers.

* * * * *

Please direct any questions that you have with respect to the foregoing, or if any additional supplemental information is required by the Staff, to Samuel P. Williams at swilliams@brownrudnick.com or Hailey Lennon at hlennon@brownrudnick.com, each of Brown Rudnick, LLP.

Very truly yours,

BLOOM HOLDCO, LLC

By:	/s/ Ryan D. Faber
Name:	Ryan D. Faber
Title:	Chief Executive Officer

Enclosures

cc:	Diana J. Bushard
Steven P. Mullins
Samuel P. Williams
Hailey Lennon

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